

TRIAD ADVISORS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/2017</u> AND ENDING <u>12/31/2017</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5155 Peachtree Parkway, Suite 3220
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ASELA MANTECON  (305) 557-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Jeff Rosenthal_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Triad Advisors, Inc._____, as of ___December 31_____, 20 _17___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____

_____

_____

_____ Signature

President, CEO

_____ Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ]

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAD ADVISORS, INC. AND SUBSIDIARY

Table of Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
Triad Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, Inc. and subsidiary (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
February 27, 2018

TRIAD ADVISORS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2017
(in thousands, except for share and per share data)

ASSETS

Cash and cash equivalents	$ 17,453
Commissions and fees receivable	7,239
Furniture, equipment and software, net	817
Restricted assets	50
Intangible assets, net	5,199
Goodwill	3,981
Notes receivable	5,200
Prepaid expenses and other assets	1,335
	$ 41,274

LIABILITIES

Commissions and fees payable	$ 8,054
Due to clearing broker	2,947
Accrued expenses and other liabilities	2,073
Deferred income taxes, net	727
Payable to Parent and affiliates	2,389
	16,190

Commitment and contingencies (Note G)

SHAREHOLDER'S EQUITY

Common stock, $0.0001 par value; authorized, issued and outstanding 100 shares	
Capital in excess of par value	22,875
Retained earnings	2,209
	25,084
	$ 41,274

See notes to consolidated statement of financial condition

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(in thousands, except for share and per share data)

NOTE A - DESCRIPTION OF BUSINESS

Triad Advisors, Inc. and subsidiary ("Triad" or the "Company") is a registered broker-dealer and registered investment advisor under the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940 and is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). Triad Advisors, Inc. offers several classes of services, including agency transactions, investment advisory services and, through its subsidiary, Triad Insurance, Inc., the distribution of variable and fixed insurance products to its customers located throughout the United States.

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE under the symbol LTS.

Triad filed Articles of Conversion with the Florida Secretary of State to convert from a Florida corporation to a Florida limited liability company effective January 1, 2018.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:

The consolidated statement of financial condition includes the accounts of Triad Advisors, Inc. and its wholly-owned subsidiary Triad Insurance, Inc. Intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of this consolidated financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid financial instruments with a maturity of three months or less when acquired to be cash equivalents. Cash equivalents at December 31, 2017 consist of money market funds which are carried at a fair value of $4,702. Fair value is based on quoted prices in active markets (Level 1).

Fair value measurements:

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the consolidated statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include short-term receivables, accrued expenses, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2017, of financial assets and liabilities, and their classification within the fair value hierarchy.

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements: (continued)

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash	$ 12,751	$ 12,751		$ 12,751
Cash equivalents - money market funds	4,702	4,702		4,702
Commissions and fees receivable	7,239		$ 7,239	7,239
Restricted assets	50		50	50
Notes receivable	5,200		5,200	5,200
Totals	$ 29,942	$ 17,453	$ 12,489	$ 29,942

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
LIABILITIES				
Commissions and fees payable	$ 8,054		$ 8,054	$ 8,054
Due to clearing broker	2,947		2,947	2,947
Accrued expenses and other liabilities	2,073		2,073	2,073
Payable to Parent and affiliates	2,389		2,389	2,389
Totals	$ 15,463	$ 0	$ 15,463	$ 15,463

Newly Issued Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted.

Amongst other things, the guidance provides for (i) determining whether revenue should be recognized at a point in time or over time, which replaces the previous distinction between goods and services; (ii) identifies distinct performance obligations, accounting for contract modifications, and accounting for the time value of money; and (iii) new, increased requirements for disclosure of revenue in the financial statements. Furthermore, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly associated with fulfilling a contract. Provided these costs are expected to be recovered, such costs will be capitalized, subsequently amortized over the useful life of customers and tested for impairment.

The Company is adopting the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and identified the following area of impact upon adoption of the Standard:

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Newly Issued Accounting Pronouncements: (continued)

     - A change in the treatment of internal and external recruitment costs and forgivable loans issued to new representatives. Each of these costs was historically recorded as a period expense; however, under the Standard they are incremental costs to obtain a contract with a new representative. Therefore, these costs should be capitalized over the expected life of the Company's relationship with a new representative. Contracts with active representatives as of the adoption date were reviewed and a cumulative-effect adjustment was made to increase retained earnings.

Additionally, the Company's ongoing implementation work includes evaluating changes required upon adoption of the Standard relating to: (i) new disclosures for disaggregation of revenues, contract balances and performance obligations; (ii) information technology systems; and (iii) internal controls over financial reporting.

Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis (see Note E).

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The Company's quantitative assessment indicated that there was no impairment of goodwill in 2017.

There was no change to the carrying amount of goodwill during 2017.

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment test performed after January 1, 2017. The Company has not elected to early adopt and is currently assessing the impact the adoption of ASU 2017-04 will have on its consolidated financial statement.

Taxes:

On December 22, 2017, the US government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the US statutory corporate income tax rate from 35% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes the rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provides guidance on accounting for the tax effects of TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP. To the extent that a company's accounting for certain income tax effects of the TCJA is incomplete but is able to determine a reasonable estimate, it must record as provisional estimate in the consolidated financial statements.

The TCJA reduces the corporate tax rate to 21% effective January 1, 2018. The Company has recorded a provisional decrease in its deferred tax assets and liabilities with a corresponding net adjustment to deferred income tax benefit of $56 for the year ended December 31, 2017. While the Company is able to make a reasonable estimate of the impact of the reduction in the corporate rate, it may be affected by other analyses related to the TCJA.

NOTE C - FURNITURE, EQUIPMENT AND SOFTWARE

Components of furniture, equipment and software included in the consolidated statement of financial condition at December 31, 2017 were as follows:

Furniture and fixtures	$ 203
Office equipment	35
Computer equipment	243
Software	561
Leasehold improvements	452
Total cost	1,494
Less accumulated depreciation	677
	$ 817

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(in thousands, except for share and per share data)

NOTE D - NOTES RECEIVABLE

The Company has granted loans to certain independent contractor financial advisors, which mature between 2018 and 2023. These loans are evidenced by notes, which bear interest and are collectible in accordance with the terms of the related agreements. A portion of the loan is generally forgiven over three years and when certain exclusivity criteria and production requirements are met, the remainder is forgiven. The Company also grants forgivable advances to independent contractor financial advisors, which are generally forgiven over a period ranging from 12 to 72 months.

NOTE E - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2017 consist of:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 9,786	$ 4,587	$ 5,199

The annual impairment test performed at December 31, 2017, based on a quantitative assessment (see Note B - "Goodwill"), did not indicate that the carrying value of goodwill had been impaired.

NOTE F - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to compute its net capital under the alternative method allowed by this rule.

At December 31, 2017, the Company had net capital of $6,935, which was $6,685 in excess of its required net capital of $250.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(in thousands, except for share and per share data)

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] The Company leases office space under a non-cancellable operating lease expiring in 2025. Under the lease, the Company is required to pay additional rent for excess operating expenses. The total amount of the base rent payments is being charged to expense by the straight-line method over the term of the lease.

Future minimum lease payments for the years ending December 31 are as follows:

2018	$ 515
2019	528
2020	541
2021	605
2022	621
Thereafter	1,397
	$ 4,207

[2] During the period from March 2015 to February 2016, eight arbitration claims and one lawsuit (U.S. District Court for the Middle District of Alabama) were filed against Triad and others by a total of 45 individuals concerning purported misrepresentations and unsuitability of trading in their advisory accounts. All or most of the transactions at issue were effected through an investment advisory firm not affiliated with Triad or the Company. The lawsuit was transferred to arbitration. Nine arbitration claims were settled during the period from February 2016 to February 2017 and the amounts paid by Triad in connection with those settlements were not material. There are also thirteen unfiled claims or demands, which were settled in July 2017. The amounts paid by Triad in connection with those settlements were not material.

[3] In June 2016, an executor for the estate of a deceased customer filed an arbitration claim concerning the suitability of alternative investments, and seeking compensatory damages totaling $400 and other relief. The Company continues to vigorously defend the claim.

[4] In December 2016, an arbitration claim was filed against Triad and a current registered representative of Triad concerning the suitability of alternative investments, and seeking compensatory damages totaling $567 and other relief. The Company continues to vigorously defend the claim.

[5] In the ordinary course of business, the Company may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, the Company is unable to estimate a possible loss or range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

NOTE H - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

TRIAD ADVISORS, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(in thousands, except for share and per share data)

NOTE H - INCOME TAXES (CONTINUED)

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statement. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income taxes as a component of income tax expense. As of December 31, 2017, the Company has an immaterial amount of uncertain tax positions.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2017 are as follows:

Deferred tax asset:	
Deferred rent	$ 95
Accrued expenses	34
Deferred tax liability:	
Goodwill	(652)
Furniture, equipment and software	(126)
Intangibles	(78)
Deferred income taxes, net	$ (727)

In assessing the Company's ability to recover its deferred tax assets, the Company evaluated whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, the Company believes it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2017.

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2017, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2014 through 2017.

NOTE I – RELATED PARTY TRANSACTIONS

The Company has a service agreement with LTS for providing services and support to the Company. The Company obtains its errors and omissions insurance through LTS. The Company also has service agreements in effect at December 31, 2017 with Investacorp, Inc. and Securities America, Inc., wholly-owned subsidiaries of LTS. The Company incurred and paid business consulting fees to an entity owned by a director and former shareholder of the Company.

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(in thousands, except for share and per share data)

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer transactions are cleared by a securities broker-dealer pursuant to a clearing agreement. The Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2017, there were no amounts to be indemnified to the clearing broker for customer accounts.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

At December 31, 2017, the amount due to clearing broker reflected in the consolidated statement of financial condition is due to one clearing broker and consists of a $3,531 fee advance repayable offset by $584 receivable substantially related to brokerage commissions. In addition, the Company maintains cash equivalents in the amount of $4,702 with this clearing broker. In the event of financial institutions insolvency, recovery of assets may be limited.

Commissions and fees receivable are due from mutual fund and insurance companies. These receivables are uncollateralized.